UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2023

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER I.D.	:	91.144.000-8

Pursuant to Article 9 and subparagraph 2 of Article 10 of Law 18,045 and to the General Rule No. 30, Section II, of the Chilean Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following material event regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer:

The following resolutions were adopted at the Ordinary Shareholders’ Meeting held on April 20, 2023, among others:

1.	The approval of the Annual Report, the Statement of Financial Position and the Financial Statements for the year 2022; as well as the Report of the Independent Auditing Firm with respect to the mentioned Financial Statements;
2.	The approval of earnings distribution and dividend payments;
3.	The approval of the Company’s dividend distribution policy and the distribution and payment procedures;
4.	The approval of compensation for Directors and members of the Culture, Ethics and Sustainability Committee, the Executive Committee, the Directors’ Committee pursuant to Article 50 bis of Chilean Corporate Law and members of the Audit Committee established pursuant to the Sarbanes-Oxley Act; the annual report of the Directors' Committee and the expenses incurred by the Board and the Directors’ Committee;
5.	The appointment of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s Independent Auditing Firm for the year 2023;
6.	The appointment of the following companies as Rating Agencies for the year 2023: Fitch Chile Clasificadora de Riesgo Limitada and International Credit Rating Clasificadora de Riesgo Limitada as local rating agencies; and Fitch Ratings, Inc. and S&P Global Ratings as international rating agencies;
7.	The approval of the report on Board resolutions allowing related party transactions in accordance with Articles 146 and forward of Chilean Corporate Law, regarding transactions that took place after the last Ordinary Shareholders’ Meeting; and
8.	The appointment of Diario Financiero as the newspaper where notices and announcements of ordinary and extraordinary shareholders' meetings should be published.

Regarding number 2 above, the Ordinary Shareholders' Meeting approved to ratify the interim dividends paid against 2022 earnings and approved the distribution of profits and dividends as described below:

1.         A first, final, additional dividend No. 225, against 2022 fiscal year earnings for the following amounts:

a.        Ch$29 (twenty-nine Chilean Pesos) per each Series A Share; and

b.        Ch$31,9 (thirty-one point nine Chilean Pesos) per each Series B Share.

The new dividend indicated above will be paid beginning on May 9th, 2023.

2.        A second final, eventual dividend No. 226, against accumulated earnings, for the following amounts:

c.        Ch$50 (fifty Chilean Pesos) per each Series A Share, and

d.        Ch$55 (fifty-five Chilean Pesos) per each Series B Share.

The new dividend indicated above will be paid beginning on May 26th, 2023.

The closing date of the Shareholders' Registry for the payment of the aforementioned dividends will be the fifth business day prior to the respective payment start date.

Santiago, April 20, 2023.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, April 20, 2023